SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

2Q24 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. If you have any questions related to this material, please contact the IR department. Tel: +82-70-4193-4036 (IR Department) 2

Contents 1 2Q24 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

1 2Q24 Highlights Financials (Unit: KRW bn) Cons. Sep. Revenue Revenue 6,546.4bn (YoY +0.0%) 4,548.3bn (YoY +1.4%) Operating Operating * * 494.0bn (YoY -14.3% ) 358.8bn (YoY -12.0% ) Profit Profit *OP(Separate) 423.3bn (YoY +3.9%), OP(Consolidated) 558.4bn (YoY -3.1%) excluding impact of wage negotiation results 『 Pursuing structural change to enhance profitability and transforming into an AICT Company to strengthen growth potential』 • [B2C] Stable revenue growth in Wireless, Broadband and IPTV businesses • [B2B] Restructuring low-profit businesses to increase profitability • [Subsidiaries] Continued high growth, led mainly by real estate, IDC and Cloud Shareholder Return Management Strategy Enhancement of Shareholder Value AICT Company ✓ (July) 2Q quarterly dividend paid (DPS: 500KRW)✓ (June) KT-Microsoft strategic partnership established ✓ (May) treasury shares canceled (2% of outstanding shares) for a full-scale collaboration in AI, Cloud, and IT 4

Contents 1 2Q24 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

K-IFRS / Consolidated 1 Income Statement • Steady service revenue led by growth of core businesses, offsetting the impact of portfolio restructuring • OP -14.3% YoY with increased labor costs due to early settlement of annual wage negotiation (Unit: KRW bn) 2Q23 1Q24 2Q24 QoQ YoY Operating Revenue 6,547.5 6,654.6 6,546.4 -1.6% 0.0% Service Revenue 5,834.4 5,722.7 5,776.6 0.9% -1.0% Sale of goods 713.1 931.9 769.8 -17.4% 7.9% 5,971.4 6,148.1 6,052.4 -1.6% 1.4% Operating Expense Operating Income 576.1 506.5 494.0 -2.4% -14.3% Margin 8.8% 7.6% 7.5% -0.1%p -1.3%p 1 Margin 9.9% 8.9% 8.6% -0.3%p -1.3%p -28.0 22.5 62.7 178.9% - Non-op. Income/Loss Income before taxes 548.1 529.0 556.7 5.2% 1.6% Net Income 432.5 393.0 410.5 4.5% -5.1% Margin 6.6% 5.9% 6.3% +0.4%p -0.3%p EBITDA 1,505.3 1,480.2 1,460.2 -1.4% -3.0% 23.0% 22.2% 22.3% +0.1%p -0.7%p Margin 1 1) OP Margin = Operating Income/Service Revenue 6

K-IFRS / Consolidated 2 Operating Expenses • Op. expenses +1.4% YoY, with increase in labor cost and general expense, despite decrease in selling expense (Unit: KRW bn) 2Q23 1Q24 2Q24 QoQ YoY Operating Expenses 5,971.4 6,148.1 6,052.4 -1.6% 1.4% 1,131.5 1,100.9 1,213.2 10.2% 7.2% Labor Cost General Expense 2,690.6 2,674.2 2,708.3 1.3% 0.7% - Depreciation 929.2 973.7 966.2 -0.8% 4.0% 662.8 726.5 656.6 -9.6% -0.9% Cost of Service Selling Expense 633.9 599.6 600.8 0.2% -5.2% Cost of Goods sold 852.6 1,046.9 873.5 -16.6% 2.5% [Selling Expense (KT Separate)] (Unit: KRW bn) ]] 2Q23 1Q24 2Q24 QoQ YoY 637.0 620.6 618.6 -0.3% -2.9% Selling Expense 7

K-IFRS / Consolidated 3 Balance Sheet • Net debt/equity ratio decreased by YoY 11.1%p. (Unit: KRW bn) Jun 30, 2023 Mar 31, 2024 Jun 30, 2024 QoQ YoY 39,756.0 42,710.0 43,144.4 1.0% 8.5% Assets 1,805.5 3,000.7 3,786.7 26.2% 109.7% Cash & Cash equivalents 21,302.3 24,127.8 24,162.5 0.1% 13.4% Liabilities 10,036.0 10,151.4 10,150.6 0.0% 1.1% Borrowings 18,453.7 18,582.2 18,981.9 2.2% 2.9% Equity 1,564.5 1,564.5 1,564.5 0.0% 0.0% Capital Stock 8,230.5 7,150.7 6,363.9 -11.0% -22.7% Net Debt Debt / Equity 115.4% 129.8% 127.3% -2.5%p 11.9%p Net Debt / Equity 44.6% 38.5% 33.5% -5.0%p -11.1%p 134.9% 131.1% 130.1% 129.8% 127.0% 127.3% 124.3% 124.8% 122.6% 122.5% 121.5% 118.7% 117.9% 115.4% D 부채비율 ebt/Equity 46.6% 44.6% 순부채비율 42.9% Net Debt/Equity 40.6% 41.0% 39.5% 37.4% 38.5% 38.5% 33.5% 32.4% 33.0% 32.7% 29.7% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 8

K-IFRS / Separate and major subsidiaries 4 CAPEX • ’24.1H CAPEX Execution: KRW 960.9bn (KT Separate), KRW 374.1 bn (Major Subsidiaries) (Unit: KRW bn) 3,533 3,452 3,319 692 782 907 ■ Major Subsidiaries’ CAPEX Includes Finance, Media, Cloud/IDC, 1,335 2,760 2,721 Real Estate and etc. 2,412 374 ■ KT Separate CAPEX 961 Access network, Backbone Network, 2021 2022 2023 1H24 B2B and etc. KT 주요 Major그룹사 Subsidiaries 9

Contents 1 2Q24 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

K-IFRS / Separate 1 KT - Wireless • Wireless service revenue +2.7% YoY, with 5G subscribers exceeding 10M(penetration rate 75%) • Enhanced customer service with 5G online-only plans, OTT subscription services, etc. (Unit: KRW bn) 2Q23 1Q24 2Q24 QoQ YoY Wireless 1,722.2 1,736.5 1,765.1 1.6% 2.5% Wireless Service 1,634.4 1,649.8 1,677.9 1.7% 2.7% Interconnection 87.8 86.7 87.2 0.6% -0.7% Wireless Subscribers (Unit: Thousands) 24,621 24,903 24,897 24,834 24,904 9,408 9,117 9,722 9,948 10,093 Handset(5G) 4,183 4,528 3,795 3,519 3,364 (exc. 5G) Handset(5G외) 2nd device & IoT 4,144 4,242 4,276 4,313 3,998 MVNO 7,168 7,138 7,134 6,978 7,091 2Q23 3Q23 4Q23 1Q24 2Q24 11

K-IFRS / Separate 2 KT - Fixed Line • Broadband revenue +1.0% YoY, due to the increase of GiGA subscribers and value-added services • Media revenue +0.9% YoY, led by increasing premium subscribers (Unit: KRW bn) 2Q23 1Q24 2Q24 QoQ YoY Fixed Line 1,320.7 1,322.4 1,316.6 -0.4% -0.3% Broadband 612.4 620.8 618.5 -0.4% 1.0% Media 518.0 518.6 522.6 0.8% 0.9% Home Telephony 190.4 183.0 175.6 -4.1% -7.8% Broadband Subscribers IPTV Subscribers (Unit: Thousands) (Unit: Thousands) % Subscribers 가입자수 GiGA 비중(%) 9,899 9,862 9,827 9,812 9,810 9,470 9,430 9,423 9,418 9,409 68.7% 68.5% 68.3% 68.0% 67.6% 2Q23 3Q23 4Q23 1Q24 2Q24 2Q23 3Q23 4Q23 1Q24 2Q24 12

K-IFRS / Separate 3 KT - B2B Services • B2B Service rev. -1.0% YoY, due to restructuring of low-profit businesses • Pursuing a sustainable portfolio by focusing on profitability and growth of promising businesses (Unit: KRW bn) 2Q23 1Q24 2Q24 QoQ YoY B2B Service 891.2 895.0 882.7 -1.4% -1.0% Real Estate, etc. 84.5 86.7 83.6 -3.6% -1.1% Corp. Broadband/Data Revenue Revenue of 5 Major Growth Drivers (Unit: KRW bn) (Unit: KRW bn) 321.6 323.5 327.0 316.9 318.1 YoY +3.2% QoQ +1.1% 96.0 93.9 92.8 YoY +10.3% 87.1 73.7 QoQ +3.5% 2Q23 3Q23 4Q23 1Q24 2Q24 2Q23 3Q23 4Q23 1Q24 2Q24 ※ Corp. Broadband/data rev includes: ※ 5 Major Growth Drivers include: Leased line, Kornet, VPN, Global data AICC, IoT, Smart Mobility, Smart Space, Energy Biz. 13

K-IFRS / Consolidated(each subsidiary) 4 Major Subsidiaries • kt cloud revenue +17.1% YoY, with increased demand for data centers and expansion of DBO* business *DBO(Design-Build-Operate): a project where a single contractor is appointed to design, build and operate a data center for a certain period • kt estate revenue +7.1% YoY, led by balanced growth from hotel, office, and housing rentals (Unit: KRW bn) Revenue of Major Subsidiaries (consolidated) 2Q23 1Q24 2Q24 QoQ YoY BC Card 1,049.2 935.6 977.7 4.5% -6.8% Skylife 261.3 254.4 254.6 0.1% -2.5% Content Subsidiaries1 158.8 138.6 135.4 -2.3% -14.8% kt cloud 153.8 175.2 180.1 2.8% 17.1% KT Estate 145.4 135.7 155.8 14.8% 7.1% 1) Nasmedia(PlayD incl.), KT Studiogenie(Genie music, Storywiz, and others incl.) (Unit: KRW bn) Subsidiaries’ OP Contribution 168.6 135.1 128.4 112.7 69.3 2Q23 3Q23 4Q23 1Q24 2Q24 14

Contents 1 2Q24 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	2Q23	3Q23	4Q23	1Q24	2Q24
Operating revenue	**6,547.5**	**6,697.4**	**6,687.6**	**6,654.6**	**6,546.4**
Service revenue	**5,834.4**	**5,842.5**	**5,720.2**	**5,722.7**	**5,776.6**
Sale of goods	**713.1**	**855.0**	**967.4**	**931.9**	**769.8**
Operating expense	**5,971.4**	**6,375.5**	**6,422.0**	**6,148.1**	**6,052.4**
Cost of Service	**5,118.8**	**5,331.5**	**5,372.9**	**5,101.2**	**5,178.9**
Labor cost	1,131.5	1,191.0	1,157.8	1,100.9	1,213.2
General expense	2,690.6	2,732.8	2,843.7	2,674.2	2,708.3
Cost of service	662.8	784.5	725.5	726.5	656.6
Selling expense	633.9	623.2	645.9	599.6	600.8
Cost of Goods sold	**852.6**	**1,044.0**	**1,049.1**	**1,046.9**	**873.5**
Operating income	**576.1**	**321.9**	**265.6**	**506.5**	**494.0**
N-OP income (loss)	**-28.0**	**28.4**	**-277.6**	**22.5**	**62.7**
N-OP income	185.5	255.0	105.8	323.1	325.8
N-OP expense	219.5	223.7	340.7	310.9	260.1
Equity Method (G/L)	6.0	-2.8	-42.7	10.2	-3.0
Income bf tax	**548.1**	**350.3**	**-12.0**	**529.0**	**556.7**
Income tax	115.6	62.0	29.7	136.0	146.2
Net income	**432.5**	**288.3**	**-41.7**	**393.0**	**410.5**
NI contribution to KT	394.5	264.3	54.4	375.5	393.1
EBITDA	**1,505.3**	**1,259.9**	**1,279.2**	**1,480.2**	**1,460.2**
EBITDA Margin	23.0%	18.8%	19.1%	22.2%	22.3%

KT Separate	2Q23	3Q23	4Q23	1Q24	2Q24
Operating revenue	**4,487.4**	**4,673.0**	**4,592.0**	**4,694.8**	**4,548.3**
Service revenue	**4,018.6**	**4,020.0**	**3,941.2**	**4,040.6**	**4,048.0**
Handset revenue	**468.8**	**653.0**	**650.8**	**654.2**	**500.3**
Operating expense	**4,079.9**	**4,479.5**	**4,395.7**	**4,301.0**	**4,189.5**
Cost of Service	**3,618.7**	**3,808.8**	**3,707.7**	**3,624.7**	**3,696.8**
Labor cost	583.2	634.6	530.5	540.7	631.3
General expense	1,745.5	1,828.6	1,925.0	1,777.1	1,804.2
Cost of service	638.7	695.2	594.2	673.2	630.6
Selling expense	651.3	650.4	657.9	633.7	630.7
Cost of Devices sold	**461.2**	**670.6**	**688.1**	**676.3**	**492.6**
Operating income	**407.5**	**193.5**	**196.3**	**393.8**	**358.8**
N-OP income (loss)	**-12.8**	**34.7**	**-91.6**	**72.4**	**50.3**
N-OP income	161.2	226.7	50.0	309.0	260.0
N-OP expense	174.0	192.0	141.6	236.6	209.7
Income bf tax	**394.6**	**228.2**	**104.8**	**466.1**	**409.2**
Income tax	89.6	17.6	7.0	112.1	94.7
Net income	**305.0**	**210.6**	**97.8**	**354.0**	**314.5**
EBITDA	**1,190.0**	**979.9**	**1,031.5**	**1,199.1**	**1,162.9**
EBITDA Margin	26.5%	21.0%	22.5%	25.5%	25.6%

16

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	2Q23	3Q23	4Q23	1Q24	2Q24
Assets	**39,756.0**	**43,974.8**	**42,710.0**	**42,710.0**	**43,144.4**
Current assets	**11,405.7**	**15,520.6**	**14,518.2**	**14,997.4**	**15,175.2**
Cash & cash equivalents	1,805.5	3,110.4	2,879.6	3,000.7	3,786.7
Trade & other receivables	3,933.1	4,515.4	4,287.3	4,571.4	4,161.7
Inventories	636.9	707.4	912.3	899.1	964.0
Other current asset	5,030.1	7,187.3	6,438.9	6,526.2	6,262.7
- Prepaid_Contract cost	1,269.5	1,270.3	1,252.1	1,249.2	1,233.6
- Contract assets	565.8	590.7	581.8	620.4	611.1
Non-current assets	**28,350.3**	**28,454.1**	**28,191.8**	**27,712.6**	**27,969.2**
Trade & other rec	490.7	406.0	451.7	381.2	398.4
Tangible assets	14,675.6	14,669.9	14,872.1	14,585.7	14,591.7
Other current assets	13,184.0	13,378.2	12,868.1	12,745.7	12,979.1
- Prepaid_Contract cost	480.4	486.0	475.4	465.1	471.4
- Contract assets	236.8	248.7	240.1	229.3	226.3
Liabilities	**21,302.3**	**25,253.1**	**24,148.9**	**24,127.8**	**24,162.5**
Current liabilities	**9,862.9**	**13,478.5**	**13,147.5**	**14,046.1**	**14,095.2**
Trade & other payables	6,225.9	9,264.6	8,054.9	8,282.4	8,052.3
Short-term borrowings	2,105.6	2,368.7	3,058.6	3,538.6	3,595.0
Others	1,531.4	1,845.2	2,033.9	2,225.1	2,447.9
- Contract liabilities	264.1	245.2	229.2	239.3	231.2
Non-current liabilities	**11,439.4**	**11,774.6**	**11,001.4**	**1,0081.7**	**10,067.3**
Trade & other payables	818.5	856.0	819.6	554.1	556.2
Long-term borrowings	7,930.4	7,940.8	7,159.6	6,612.8	6,555.6
Others	2,690.5	2,977.9	3,022.3	2,914.8	2,955.4
- Contract liabilities	39.3	37.2	49.6	48.7	43.6
Equity	**18,453.7**	**18,721.7**	**18,561.1**	**18,582.2**	**18,981.9**
Retained earnings	14,404.0	14,570.7	14,494.4	14,361.5	14,452.7

KT Separate	2Q23	3Q23	4Q23	1Q24	2Q24
Assets	**29,592.2**	**30,814.8**	**30,308.9**	**30,334.8**	**30,464.8**
Current assets	**6,172.5**	**7,505.4**	**7,088.6**	**7,578.4**	**7,451.7**
Cash & cash equi.	625.7	1,477.3	1,242.0	1,331.6	1,722.5
Trade & other rec.	3,018.4	3,425.8	3,190.3	3,546.3	3,097.6
Inventories	260.1	276.6	368.1	310.3	404.1
Other current asset	2,268.4	2,325.6	2,288.2	2,390.2	2,227.5
- Prepaid_Contract cost	1,351.6	1,360.3	1,340.2	1,335.4	1,312.5
- Contract assets	500.3	527.0	535.8	540.2	548.6
Non-current assets	**23,419.6**	**23,309.4**	**23,220.4**	**22,756.4**	**23,013.1**
Trade & other rec	402.8	322.1	370.7	298.8	321.1
Tangible assets	11,276.3	11,288.5	11,492.8	11,214.3	11,264.4
Other current assets	10,775.2	10,753.0	10,380.2	10,281.4	10,472.9
- Prepaid_Contract cost	469.8	478.7	464.2	451.9	453.8
- Contract assets	196.3	227.5	219.1	207.4	204.1
Liabilities	**14,817.5**	**15,831.4**	**15,265.4**	**15,335.6**	**15,166.7**
Current liabilities	**6,153.7**	**6,925.2**	**6,957.5**	**7,477.8**	**7,315.1**
Trade & other payables	4,253.7	5,021.2	4,459.0	4,864.3	4,694.7
Short-term borrowings	1,131.5	1,173.8	1,725.2	1,914.9	1,789.5
Others	768.6	730.2	773.3	698.5	830.8
- Contract liabilities	235.1	222.6	223.9	227.0	206.9
Non-current liabilities	**8,663.8**	**8,906.2**	**8,307.9**	**7,857.9**	**7,851.6**
Trade & other payables	1,331.9	1,337.9	1,364.8	1,074.2	1,063.8
Long-term borrowings	6,205.6	6,497.5	5,834.7	5,652.2	5,675.7
Others	1,126.3	1,070.8	1,108.4	1,131.5	1,112.0
- Contract liabilities	33.8	32.4	35.8	36.0	26.4
Equity	**14,774.7**	**14,983.4**	**15,043.5**	**14,999.2**	**15,298.1**
Retained earnings	12,429.0	12,541.3	12,544.4	12,390.5	12,404.2

17

K-IFRS / Separate

3 Subscribers

(Unit: Thousands)

Wireless Subscribers	2Q 23	3Q 23	4Q 23	1Q 24	2Q 24	QoQ	YoY
Total	24,621	24,903	24,897	24,834	24,904	0.3%	1.1%
- MNO	17,643	17,735	17,759	17,743	17,770	0.2%	0.7%
- MVNO	6,978	7,168	7,138	7,091	7,134	0.6%	2.2%
5G Handset[1)]	9,117	9,408	9,722	9,948	10,093	1.5%	10.7%
Churn rate[2)]	1.0%	1.1%	1.1%	1.1%	1.0%	-0.1%p	0.0%p
ARPU (KRW)[3)]	33,948	33,838	34,302	34,461	34,507	0.1%	1.6%

1) 5G Handset : Retroactively applied from 1Q23 based on the change of subscriber disclosure criteria by the MSIT (excludes 5G 2nd Device and 5G IoT)

2) Churn rate : Based on MNO subscribers (excludes IoT)

3) ARPU = Wireless revenue* / Wireless subscribers**

* Wireless revenue(3G, LTE, 5G incl.): Revenue of Voice/Data usage (Interconnection/Subscription fee exc.), VAS, Contract/ Bundled Discounts, and etc. incl.

** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter (IoT/M2M exc.)

(Unit: Thousands)

Fixed Line Subscribers	2Q 23	3Q 23	4Q 23	1Q 24	2Q 24	QoQ	YoY
Telephony	12,310	12,184	12,035	11,903	11,748	-1.3%	-4.6%
- PSTN	9,089	8,960	8,820	8,673	8,526	-1.7%	-6.2%
- VoIP	3,221	3,225	3,215	3,230	3,222	-0.2%	0.1%
Broadband	9,812	9,810	9,827	9,862	9,899	0.4%	0.9%
IPTV (GTV+GTS)	9,470	9,430	9,409	9,418	9,423	0.1%	-0.5%

※ Number of IPTV subscribers above differs from MSIT figures that follow the IPTV law

- Number of KT pay TV subscribers in 2H 2023 is 8,827,392 (6-month average)

18